NO ACT

DC
PE
12-1307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021489

January 23, 2008

Received SEC
JAN 2 3 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2008

Tony Richelieu
Corporate Counsel and
Assistant Corporate Secretary
KB Home
10990 Wilshire Blvd.
Los Angeles, CA 90024

Re: KB Home
Incoming letter dated December 13, 2007

Dear Mr. Richelieu:

This is in response to your letter dated December 13, 2007 concerning the shareholder proposal submitted to KB Home by The Nathan Cummings Foundation and Catholic Healthcare West. We also have received a letter from The Nathan Cummings Foundation dated January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Laura J. Shaffer
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

PROCESSED
JAN 3 1 2008
E
THOMSON
FINANCIAL

KB HOME

RECEIVED

2007 DEC 17 PM 12:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 13, 2007

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: KB Home – File No. 1-9195
No-Action Request Regarding Shareholder Proposals
Securities Exchange Act of 1934; Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that KB Home intends to omit from its proxy statement and form of proxy for its 2008 annual stockholders meeting (collectively, its "2008 Proxy Materials") identical shareholder proposals and supporting statements (collectively, the "Proposal") submitted by The Nathan Cummings Foundation and Catholic Healthcare West (the "Proponents"). Copies of the Proposal are attached to this letter.

KB Home expects to file its 2008 Proxy Materials on March 3, 2008. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), we are filing six copies of this letter with the Securities and Exchange Commission more than 80 calendar days before the expected filing date. We will send a copy of this letter to each Proponent to notify them that KB Home intends to omit the Proposal from its 2008 Proxy Materials.

PROPOSAL

The Proposal asks that, "by December 31, 2008, the Board of Directors [of KB Home] provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of [KB Home] developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from [KB Home's] products and operations."

DISCUSSION

As described more fully below, KB Home believes it may omit the Proposal from its 2008 Proxy Materials per Exchange Act Rule 14a-8(i)(7) because the Proposal requires us to evaluate risks relating to KB Home's ordinary business operations. We note that the Division of Corporation Finance staff (the "Staff") has recently granted no action relief on this basis to four other homebuilders with respect to substantially similar proposals: Centex Corporation (May 14, 2007), Pulte Homes, Inc. (March 1, 2007), Standard Pacific Corporation (January 29, 2007), and Ryland Group, Inc. (February 13, 2006).

A. Exchange Act Rule 14a-8(i)(7)

Exchange Act Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that deals with a matter relating to the company's ordinary business operations. The underlying policy for this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* SEC Release No. 34-40018 (May 21, 1998).

There are two primary considerations that support omitting a proposal under the rule. The first is whether a proposal relates to tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* This consideration, however, does not apply to a proposal that relates to "sufficiently significant social policy issues" that transcend day-to-day business matters. *Id.* The second consideration is the degree to which a proposal seeks to micro-manage a company by probing too deeply into matters upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.*

In Staff Legal Bulletin No. 14C (published on June 28, 2005), the Staff provided the following additional guidance regarding shareholder proposals on environmental or public health issues:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Commission has stated that companies may omit shareholder proposals requesting a report if the report's subject matter concerns the conduct of ordinary business operations. *See* SEC Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or committee involves a matters of ordinary business; where it does, the proposal will be excludable under Rule [14a-8(i)(7)].").

B. The Proposal Concerns Ordinary Business Operations

The Proposal requires KB Home to assess whether it is feasible for the company to adopt certain environmental policies with respect to its operations and products. As with any other operational feasibility assessment KB Home routinely conducts, the Proposal will require KB Home to weigh the potential risks against the potential benefits that such policies may present to KB Home to determine their feasibility. After all, a policy is "feasible" only if its potential benefits outweigh its corresponding potential risks, and a policy is not "feasible" if its potential risks outweigh its corresponding potential benefits.

Conducting the Proposal's required feasibility assessment is an ordinary course managerial task well within the scope of Rule 14a-8(i)(7). That is, to prepare the feasibility report the Proposal demands, KB Home management would need to conduct an internal risks and benefits assessment on whether to adopt certain operational policies or activities, a task it performs in the ordinary course of running KB Home's business. As a practical matter, as discussed further below, shareholders are not in a position to directly oversee or to make an informed judgment on such a task. Accordingly, based on the above-cited Staff guidance and no-action relief precedent, KB Home believes it may omit the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7).

1. The Proposal's Feasibility Report Concerns a Core Management Activity

A feasibility assessment is an essential and routine first step that any company's management must conduct before adopting any policies or taking any other actions that affect the company's operations, regardless of magnitude. Whether a policy or other operational action is "feasible" depends on whether its potential benefits to the company outweigh its corresponding potential risks after considering all relevant information available. A policy or other operational action can only be "feasible" if its potential benefits outweigh its corresponding potential risks. A policy or other operational action is not "feasible" if its potential risks outweigh its corresponding potential benefits.

KB Home management continually performs such feasibility assessments in the ordinary course in evaluating what operational activities KB Home conducts or may conduct in its homebuilding business, the manner and methods in which those activities are or might be conducted and what products and amenities are or may be offered to potential homebuyers, relative to all known potential risks and benefits. Thus, the internal feasibility assessment the Proposal requires is one of the most fundamental and basic tasks that KB Home management performs in managing KB Home's business on a day-to-day basis. Moreover, the risk/benefit considerations applied to and decisions resulting from this ordinary course task depend critically on the exercise of management's informed business judgment. As such, preparing a feasibility report as the Proposal demands constitutes the essence of management's role in running KB Home's day-to-day business and affairs. As the above-cited Staff guidance and no-action relief precedent recognizes, it is not something that should be subject to direct shareholder oversight.

Indeed, based on ordinary course feasibility assessments, KB Home management has already determined that it was feasible and made business sense, after evaluating all relevant risks and benefits, for KB Home to implement a number of operational initiatives that are designed to protect the natural environment and reduce carbon emissions (including greenhouse gases). These include (a) sourcing wood products from forests that are not over-harvested or endangered; (b) building smaller homes and mixed residential and commercial projects in metropolitan areas near existing transportation nodes; (c) installing low-water use devices and water-efficient landscaping at appropriate projects in dry climate areas; (d) offering homebuyers Energy Star-rated appliances; and (e) using recycled and recyclable construction materials. In each case, these initiatives have been evaluated based on internal risk/benefit (*i.e.*, feasibility) assessments that are tightly and fundamentally integrated into management's day-to-day decision-making in running KB Home's business.

Accordingly, as the Proposal's primary focus is to direct KB Home management to perform an ordinary course task fundamental to managing KB Home's day-to-day business operations and to provide, essentially, an oversight report to shareholders thereon, the Proposal should be excludable under Rule 14a-8(i)(7).

2. The Proposal is Focused on Feasibility for KB Home, not on a Significant Social Policy Matter

The fact that the Proposal frames the subject matter for its required feasibility report around climate change and greenhouse gas emissions does not elevate the report above what is in reality an ordinary course and inward-focused management exercise. The above-cited Staff guidance and no-action relief precedent clearly establish that a company may omit a shareholder proposal focused on conducting an internal risk assessment as part of the company's ordinary course management activities even if the proposal references environmental matters that may in other contexts have broader social policy consequences.

In fact, since Staff Legal Bulletin 14C was issued, the Staff has consistently concurred when companies omitted proposals that touched on environmental issues, but focused on the company's own internal risk assessment of those issues. In addition to the four homebuilder no-action letters cited above, each of which asked the builder to report on how an environmental policy would affect it, the Staff has also recently permitted a company to omit a shareholder proposal asking the company to assess its costs and benefits associated with a greenhouse gas policy (Hewlett-Packard Company, January 22, 2007), as well as a shareholder proposal asking a company to assess how energy efficiency issues would impact it (TXU Corporation, April 2, 2007). Like those proposals, this Proposal mentions an environmental issue, but focuses on how the issue affects KB Home.

That is, while the Proposal mentions adopting policies that minimize climate change impact, it does so only in the context of whether those policies are feasible for KB Home based on an internal risk assessment. The Proposal does not demand that KB Home change its business practices to support a broader social policy purpose. The Proposal also does not indicate in any way that creating and disseminating the feasibility report would serve or advance a significant social policy interest. Rather, the Proposal demands that KB Home management perform an ordinary course task of internally assessing risks and benefits related to KB Home's business operations. Therefore, just like the above-cited guidance and precedent, the Proposal should be excludable under Rule 14a-8(i)(7).

3. The Proposal's Feasibility Report Probes Deeply into a Broad and Complex Area

To effectively address the subject matter and expansive scope for the feasibility report the Proposal demands – developing climate change-related policies with respect to KB Home's "products and operations" – KB Home management would need to perform an extensive and time-consuming risk/benefit assessment involving several complex factors and considerations in a scientifically ambiguous area.

Included among the myriad factors KB Home management would need to consider across KB Home's operations and products are: (a) environmental conditions in or affecting the 13 states in which KB Home operates, which vary widely; (b) the effect on housing affordability from choices made in construction techniques and components (including any specialized installation requirements); (c) consumer interest and demand relative to product price points; (d) local building codes and restrictions and local community standards; (e) the quality, reliability, durability and suitability of available construction materials and other resources; (f) competition; and (g) profitability and shareholder value creation.

Given the breadth and nature of the factors involved, and their complex interactions, it is difficult to believe that shareholders, as a group, could make an informed decision on the analyses and business judgments such a comprehensive feasibility report must contain, especially considering the required subject matter. This may be why the Proponents do not request or suggest that the feasibility report provide anything specific for shareholders to decide upon. Rather, the feasibility report's sole function is to direct KB Home management to probe deeply and broadly into the company's operations and detail its day-to-day risk/benefit assessment processes and corresponding business judgments which few, if any, shareholders can fully understand or effectively evaluate. As a result, the demanded feasibility report would effectively insert shareholders into, and facilitate their micro-managing, KB Home's affairs in a manner that makes the Proposal excludable under Rule 14a-8(i)(7).

CONCLUSION

By directing KB Home management to conduct an internal risk assessment involving ordinary course operations and products to determine whether it is feasible for the company to adopt various environmental policies, KB Home believes that the Proposal's core focus is not on broader social policy concerns, but on day-to-day tasks, judgments and decisions that are the proper province and prerogative of management, not shareholders. The feasibility report the Proposal demands is therefore substantially similar to the shareholder proposals that four other homebuilders recently omitted from their proxy materials, with the Staff's concurrence, in the no-action letters cited at the beginning of this letter. All focus on evaluating the risks of various policies to the builder, which is an ordinary course concern. Accordingly, based on the above-cited Staff guidance and no-action relief precedent, KB Home believes the Proposal deals with a matter relating to its ordinary business operations and that it may omit the Proposal under Rule 14a-8(i)(7).

Therefore, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from KB Home's 2008 Proxy Materials. Should the Staff disagree with KB Home's position on excluding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned collect at (310) 231-4098. Please acknowledge receipt by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Tony Richelieu
Corporate Counsel
and Assistant Corporate Secretary

cc: Ms. Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation

Ms. Susan Vickers, RSM
Vice President, Community Health
Catholic Healthcare West

Enclosures

THE · NATHAN · CUMMINGS · FOUNDATION

October 30, 2007

NOV 0 1 2007

Jeffrey T. Mezger
President & CEO
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

Dear Mr. Mezger:

The Nathan Cummings Foundation is an endowed institution with approximately $575 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in KB Home's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of KB Home stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

It is our hope that this resolution will instigate the commencement of a constructive dialogue that could possibly lead to the resolution's withdrawal. If you have any questions or concerns about this resolution or would like to speak with us about your efforts to address climate change, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut … end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

Catholic Healthcare West

NOV 0 6 2007

November 2, 2007

Jeffrey T. Mezger
President & CEO
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

Dear Mr. Mezger:

Catholic Healthcare West, in collaboration with Primary Filing Organization, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2008 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution.

Catholic Healthcare West has held over $2000.00 worth of Company stock for more than one year, and we will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers

Susan Vickers, RSM
Vice President Community Health

cc: Leslie Lowe, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Laura Shaffer, Nathan Cummings Foundation

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut … end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

THE · NATHAN · CUMMINGS · FOUNDATION

January 7, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by KB Home to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and Catholic Healthcare West submitted a shareholder proposal (the "Proposal") to KB Home ("KB Home" or the "Company"). The Proposal asks KB Home's board to report to shareholders on the feasibility of developing policies that will minimize the Company's impacts on climate change, with a focus on reducing greenhouse gas emissions from KB Home's products and operations.

By letter dated December 17, 2007, KB Home stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. KB Home argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to KB Home's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." KB Home urges that the Proposal implicates the Company's ordinary business operations because it "requires [KB Home] to evaluate risks relating to KB Home's ordinary business operations" and deals with a complex subject shareholders are not capable of understanding. KB Home further urges that the Proposal does not deal with a significant social policy issue. As discussed more fully below, these contentions lack merit and KB Home's request for a determination allowing exclusion should be denied.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Proposal Does Not Request a Risk Assessment

In Staff Legal Bulletin 14C ("SLB 14C"), the Staff clarified the circumstances under which a company can rely on the ordinary business exclusion to omit a proposal relating to the environment or public health on the grounds that it asks for an evaluation of risks and benefits. SLB 14C states:

> In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

KB Home argues that the Proposal asks for a risk assessment because evaluating feasibility necessarily involves a cost/benefit analysis. That definition, however, is not required by the language of the Proposal and is excessively narrow. Merriam-Webster defines "feasible" as "capable of being done or carried out," "capable of being used or dealt with successfully" or "reasonably likely."[1] That KB Home carried out what it dubs feasibility assessments that evaluated risks and benefits before implementing certain initiatives does not transform feasibility into a concept that must involve cost/benefit or risk analysis.

The Proposal focuses on KB Home reducing or eliminating harm to the environment and reporting to shareholders on how this might be possible. The bulk of the supporting statement is devoted to a discussion of greenhouse gas emissions and the contributions of residential buildings to climate change. There is no mention of risk or liabilities in the Proposal, nor does the Proposal even hint at the kind of balancing inherent in a cost-benefit analysis. This is exactly the sort of proposal which SLB 14C describes as not being excludable.

Implementation of the Proposal could assume many forms, none of which would require cost/benefit or risk assessment. For example, KB Home might respond by describing available technologies or measures and setting forth its opinion of how likely each one would be to garner acceptance from KB Home's homebuyers. KB Home might outline the geographical distribution of its homebuilding operations and discuss how it could adapt its practices in various regions to reduce greenhouse gas emissions. None of these discussions would necessarily involve cost/benefit analysis.

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[1] See http://www.m-w.com/dictionary/feasibility.

Shareholders Are Not Incapable of Evaluating the Substance of the Requested Report

KB Home also argues that the report requested in the Proposal would be too complex and difficult for shareholders to understand. However, the "myriad factors" KB Home cites, including consumer interest and demand relative to product price points, competition, environmental conditions in the areas where KB Home operates and the effect of building techniques on affordability and profitability, are very similar if not exactly the same as matters regularly discussed in corporate annual reports.

Moreover, some companies have already begun reporting on their efforts to mitigate climate change. For example, Kimberly-Clark's sustainability report, published on its web site, quantifies its greenhouse gas emissions, describes measures the company is taking to reduce them and discusses energy efficiency issues.[2] 3M provides similar information in its sustainability report.[3] Institutional investors and the Investor Network on Climate Risk, an organization of investors with $4 trillion in assets under management,[4] have been engaging in sophisticated and high-level dialogues with companies about their strategies for dealing with climate change.

All of these facts, coupled with the high level of support received by climate change shareholder proposals in 2007—just under 20% on average and 39.5% at Allegheny Energy[5]--demonstrate that shareholders are capable of understanding the climate change issue and measures companies are taking or considering taking to mitigate their contributions to climate change. Indeed, the Foundation would not have submitted the Proposal if it did not believe that it and many other shareholders would benefit from having the information in the requested report.

The Proposal Deals With a Significant Social Policy Issue

A proposal that addresses an ordinary business matter is nonetheless not excludable if it implicates a significant social policy issue. In the 1998 adopting changes to the Commission's interpretation of the ordinary business exclusion[6] (the "1998 Release") the Commission stated that "[p]roposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

By stating that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998

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[2] See http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg35.aspx and http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg34.aspx.
[3] See http://solutions.3m.com/wps/portal/3M/en_US/global/sustainability/management/climate-change-energy/.
[4] See http://www.incr.com/NETCOMMUNITY/Page.aspx?pid=198&srcid=-2.
[5] See Riskmetrics Group, "2007 Postseason Report," at 35-36 (Oct. 2007) (available at http://www.riskmetrics.com/pdf/2007PostSeasonReportFINAL.pdf).
[6] Exchange Act Release No. 40018 (May 21, 1998).

Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[7]

The Staff has previously found that climate change is a significant social policy issue. See, e.g., Unocal Corporation (publicly available Feb. 23, 2004) (declining to allow exclusion of a proposal asking the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (publicly available Mar. 5, 2004) (same). For this reason, and because the Proposal does not ask for a risk assessment, KB Home should not be permitted to exclude the Proposal in reliance on the ordinary business exclusion.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer

cc: Tony Richelieu
Corporate Counsel and Assistant Secretary, KB Home
Fax # 310-231-4222

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[7] Exchange Act Release No. 12999 (Nov. 22, 1976).

KB HOME

January 14, 2008

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: KB Home – File No. 1-9195
No-Action Request Regarding Shareholder Proposals
Securities Exchange Act of 1934; Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is KB Home's reply to the letter dated January 8, 2008 (the "Proponents' Letter") that Ms. Laura J. Shaffer submitted on behalf of The Nathan Cummings Foundation and Catholic Healthcare West (collectively, the "Proponents"), a copy of which is attached hereto as Exhibit A. The Proponents' Letter is in response to a letter dated December 17, 2007 (the "Initial Letter") that KB Home submitted to the Staff. The Initial Letter requests that the Staff not recommend any enforcement action if KB Home omits from its proxy statement and form of proxy for its 2008 annual stockholders meeting (collectively, its "2008 Proxy Materials") identical shareholder proposals and supporting statements (collectively, the "Proposal") the Proponents submitted for consideration at the meeting.

The Proposal asks that, "by December 31, 2008, the Board of Directors [of KB Home] provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of [KB Home] developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from [KB Home's] products and operations."

The three points made in the Proponents' Letter are addressed below.

A. The Proposal's "Feasibility Report" Requires an Ordinary Course Risk/Benefit Assessment

We cannot conceive how a feasibility report would "not necessarily involve" a risk/benefit analysis, as asserted in the Proponent's Letter. One cannot say something is feasible while ignoring its potential risks.

B. Shareholders Are Not in a Position to Make an Informed Judgment about the Feasibility Report

The Proponents' Letter suggests that the Feasibility Report might "[describe] available technologies" and how likely "each one" would be to garner acceptance from homebuyers (taking into account, one assumes, homebuyers' extremely varied interests, preferences and budgets), or that the Feasibility Report might "discuss how [KB Home] could adapt its practices . . . to reduce greenhouse gas emissions" across its entire operations on a region-by-region basis. The Proponents' Letter then asserts that shareholders are in a position to evaluate a Feasibility Report containing this kind of detail because (1) some companies have voluntarily published sustainability reports; (2) some institutional investors and the Investor Network on Climate Risk have engaged in "sophisticated and high-level dialogues" with some companies about climate change strategies; and (3) in 2007 climate change shareholder proposals earned an average support level under 20%.

However, none of these points support the relevant standard the Commission promulgated in SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"): "The second consideration [for determining whether a proposal may be excluded under Rule 14a-8(i)(7)] is the degree to which a proposal seeks to micro-manage a company by probing too deeply into matters upon which shareholders, *as a group*, would not be in a position to make an informed judgment." (emphasis added)

That some companies voluntarily publish sustainability reports (which may or may not cover the same subject matter and be as detailed and technical as the Proponents' Letter suggests the Feasibility Report might be) does not provide any evidence that shareholders, *as a group*, are in a position to make an informed judgment about the Feasibility Report's content. In fact, that shareholders, *as a group*, will likely not be in a position to make an informed judgment is underscored by the Proponents' Letter's reference to the "sophisticated and high-level" discussions that a few very sophisticated institutional investors may hold with some companies on the issues the Feasibility Report presumably is supposed to address, and the very low average shareholder support for climate change proposals last year.

C. The Precedent Cited in the Proponents' Letter Does Not Support their Argument and is Contrary to More Recent Precedent Supporting the Proposal's Exclusion

The two no-action requests cited in the Proponents' Letter do not support their argument that shareholder proposals that reference climate change issues are not excludable. The requests, each from 2004, involved proposals that asked the companies to report on how they are "responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions." The Proponents presumably cited these 2004 cases because in more recent precedent, including four recent no-action letters involving homebuilders and substantially similar proposals, the Staff has concurred that this sort of proposal may be excluded because it involves an ordinary course evaluation of risk. *See*, for instance, Centex Corporation (May 14, 2007) (proposal asked company to assess how it is "responding to rising regulatory, competitive and public pressure to address climate change").

For the reasons stated above and in the Initial Letter, KB Home disagrees with the assertion in the Proponents' Letter that the contentions made in the Initial Letter lack merit, and respectfully reiterates its request that the Staff will not recommend any enforcement action if KB Home omits the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7).

* * *

Pursuant to Rule 14a-8(j), six copies of this letter are included herein and a copy will be sent to each of the Proponents. If you have any questions or need any further information, please call the undersigned collect at (310) 231-4098. Please acknowledge receipt by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Tony Richelieu
Corporate Counsel
and Assistant Corporate Secretary

cc: Ms. Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation

Ms. Susan Vickers, RSM
Vice President, Community Health
Catholic Healthcare West

Enclosures

EXHIBIT A

[L. Shaffer Letter Dated January 8, 2008]

THE · NATHAN · CUMMINGS · FOUNDATION

January 7, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by KB Home to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and Catholic Healthcare West submitted a shareholder proposal (the "Proposal") to KB Home ("KB Home" or the "Company"). The Proposal asks KB Home's board to report to shareholders on the feasibility of developing policies that will minimize the Company's impacts on climate change, with a focus on reducing greenhouse gas emissions from KB Home's products and operations.

By letter dated December 17, 2007, KB Home stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. KB Home argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to KB Home's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." KB Home urges that the Proposal implicates the Company's ordinary business operations because it "requires [KB Home] to evaluate risks relating to KB Home's ordinary business operations" and deals with a complex subject shareholders are not capable of understanding. KB Home further urges that the Proposal does not deal with a significant social policy issue. As discussed more fully below, these contentions lack merit and KB Home's request for a determination allowing exclusion should be denied.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK. NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Proposal Does Not Request a Risk Assessment

In Staff Legal Bulletin 14C ("SLB 14C"), the Staff clarified the circumstances under which a company can rely on the ordinary business exclusion to omit a proposal relating to the environment or public health on the grounds that it asks for an evaluation of risks and benefits. SLB 14C states:

> In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

KB Home argues that the Proposal asks for a risk assessment because evaluating feasibility necessarily involves a cost/benefit analysis. That definition, however, is not required by the language of the Proposal and is excessively narrow. Merriam-Webster defines "feasible" as "capable of being done or carried out," "capable of being used or dealt with successfully" or "reasonably likely."[1] That KB Home carried out what it dubs feasibility assessments that evaluated risks and benefits before implementing certain initiatives does not transform feasibility into a concept that must involve cost/benefit or risk analysis.

The Proposal focuses on KB Home reducing or eliminating harm to the environment and reporting to shareholders on how this might be possible. The bulk of the supporting statement is devoted to a discussion of greenhouse gas emissions and the contributions of residential buildings to climate change. There is no mention of risk or liabilities in the Proposal, nor does the Proposal even hint at the kind of balancing inherent in a cost-benefit analysis. This is exactly the sort of proposal which SLB 14C describes as not being excludable.

Implementation of the Proposal could assume many forms, none of which would require cost/benefit or risk assessment. For example, KB Home might respond by describing available technologies or measures and setting forth its opinion of how likely each one would be to garner acceptance from KB Home's homebuyers. KB Home might outline the geographical distribution of its homebuilding operations and discuss how it could adapt its practices in various regions to reduce greenhouse gas emissions. None of these discussions would necessarily involve cost/benefit analysis.

[1] See http://www.m-w.com/dictionary/feasibility.

Shareholders Are Not Incapable of Evaluating the Substance of the Requested Report

KB Home also argues that the report requested in the Proposal would be too complex and difficult for shareholders to understand. However, the "myriad factors" KB Home cites, including consumer interest and demand relative to product price points, competition, environmental conditions in the areas where KB Home operates and the effect of building techniques on affordability and profitability, are very similar if not exactly the same as matters regularly discussed in corporate annual reports.

Moreover, some companies have already begun reporting on their efforts to mitigate climate change. For example, Kimberly-Clark's sustainability report, published on its web site, quantifies its greenhouse gas emissions, describes measures the company is taking to reduce them and discusses energy efficiency issues.[2] 3M provides similar information in its sustainability report.[3] Institutional investors and the Investor Network on Climate Risk, an organization of investors with $4 trillion in assets under management,[4] have been engaging in sophisticated and high-level dialogues with companies about their strategies for dealing with climate change.

All of these facts, coupled with the high level of support received by climate change shareholder proposals in 2007—just under 20% on average and 39.5% at Allegheny Energy[5]--demonstrate that shareholders are capable of understanding the climate change issue and measures companies are taking or considering taking to mitigate their contributions to climate change. Indeed, the Foundation would not have submitted the Proposal if it did not believe that it and many other shareholders would benefit from having the information in the requested report.

The Proposal Deals With a Significant Social Policy Issue

A proposal that addresses an ordinary business matter is nonetheless not excludable if it implicates a significant social policy issue. In the 1998 adopting changes to the Commission's interpretation of the ordinary business exclusion[6] (the "1998 Release") the Commission stated that "[p]roposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

By stating that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998

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[2] See http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg35.aspx and http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg34.aspx.

[3] See http://solutions.3m.com/wps/portal/3M/en_US/global/sustainability/management/climate-change-energy/.

[4] See http://www.incr.com/NETCOMMUNITY/Page.aspx?pid=198&srcid=-2.

[5] See Riskmetrics Group, "2007 Postseason Report," at 35-36 (Oct. 2007) (available at http://www.riskmetrics.com/pdf/2007PostSeasonReportFINAL.pdf).

[6] Exchange Act Release No. 40018 (May 21, 1998).

Release made clear that a subject's status as a significant sooial policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[7]

The Staff has previously found that climate change is a significant social policy issue. See, e.g., Unocal Corporation (publicly available Feb. 23, 2004) (declining to allow exclusion of a proposal asking the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (publicly available Mar. 5, 2004) (same). For this reason, and because the Proposal does not ask for a risk assessment, KB Home should not be permitted to exclude the Proposal in reliance on the ordinary business exclusion.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer

cc: Tony Richelieu
Corporate Counsel and Assistant Secretary, KB Home
Fax # 310-231-4222

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[7] Exchange Act Release No. 12999 (Nov. 22, 1976).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: KB Home
Incoming letter dated December 13, 2007

The proposal requests that the board provide a climate change report on the feasibility of KB Home developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from its products and operations.

We are unable to concur in your view that KB Home may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that KB Home may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END